STRASBURGER & PRICE, LLP
720 Brazos Street, Suite 700
Austin, Texas 78701
512.499.3600

September 25, 2017

Via EDGAR and Federal Express

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention:          Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-4
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are responding to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated September 21, 2017, relating to the referenced filing.  Numbered responses below correspond to the numbered comments in your letter.  Today the Company filed Pre-Effective Amendment No. 5 to its Registration Statement on Form S-4 (the “S-4/A”), containing the revisions described below. Page numbers in our responses below refer to pages of the S-4/A as filed via EDGAR.  We also have enclosed, via Federal Express, four paper copies of the S-4/A, marked to show changes from Amendment No. 41 and keyed to comments, as well as copies of this letter.

Risks Relating to Matrix’s Business
A Significant Portion of Matrix’s  Net  Leasehold Acreage Is Undeveloped…
1.
We note your revised disclosure expressing the Sansinena Field’s total proved reserves as a percentage of Matrix’s total proved reserves.  However, the figure appears to be inconsistent with the percentage determined using the information proved on page 139.

1 The paper copies include only Annexes M and N (the tax opinions) to the proxy statement/prospectus; the other Annexes are not included because they have not been changed in response to comments.

Please resolve this inconsistency or tell us why a revision is not needed. This comment also applies to the comparable disclosure relating to the Sansinena Field provided on page 142.  Refer to our prior comment 4.
Response:  See page 46.  We revised the reserve percentages in this risk factor as follows:
As of December 31, 2016, the field contained approximately [88.6%] ~~87.6%~~ of Matrix’s total proved [developed] reserves, 98.5% of Matrix’s total proved undeveloped reserves and 94.8% of the PV-10 of such reserves.
See also page 142.  We revised the first sentence describing Matrix’s interest in the Sansinena field as follows:
[Matrix’s] ~~The Company’s~~ interests in the Sansinena Field represented approximately [88.6%] ~~87.6%~~ of its total proved reserves as of December 31, 2016.
Material United States Federal Income Tax Consequences of the Mergers
2.
We note that your disclosure on page 77 indicates that “it is the opinion of the CPA for Matrix that (a) the Royale Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code and (b) the Matrix Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code.” However, the opinion of the CPA for Matrix does not contain these opinions.  Please revise the disclosure in this section or obtain and file a revised opinion, as appropriate, to reconcile this inconsistency.

Response:  In reviewing this comment, we realized that the disclosure on page 77 regarding the Matrix tax opinion contains some extraneous language that is not called for by the Merger Agreement or other agreements.  Accordingly, we revised the disclosure on page 77 as follows:
Based on the tax opinion representations and assumptions, it is the opinion of Strasburger that the Royale Merger will qualify as transaction qualifying for non-recognition of gain and loss under Section 351 of the Code, and it is the opinion of the CPA for Matrix that ~~(a) the Royale Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code and (b)~~ the Matrix Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code.
The Matrix tax opinion, Exhibit 8.2 and Annex N,, paragraph IV.1, has been revised to include the CPA’s opinion that the Matrix Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code.

Unaudited Pro Forma Condensed Statement of Operations
3.
Please use the “Matrix/Sansinena Acquisition Pro Forma Combined” results of operations information from page 93 to prepare the Unaudited Pro Forma Condensed Statement of Operations for the fiscal year ended December 31, 2016.

Response:  See page 98.  We revised the Unaudited Pro Forma Condensed Statement of Operations accordingly.  We also revised the introductory information to the pro forma statement of operations on page 95 as follows:
Merger Related Adjustments.  For purposes of preparing pro forma financial statements of Holdings giving effect to the Mergers and the Exchanges, the consolidated financial statements of Royale and Matrix were combined, and adjustments were made to reflect [Matrix’s Sansinena Acquisition (see page 93)], the mergers of Royale into Royale Merger Sub and Matrix into Matrix Merger Sub, the exchange of Matrix Operator common stock for Holdings common stock, and the Preferred Exchange as of June 30, 2017.

The unaudited pro forma condensed consolidated combined balance sheet of Holding is based on the unaudited historical balance sheet of Royale as of June 30, 2017 and the unaudited historical balance sheet of Matrix as of June 30, 2017.

The unaudited pro forma consolidated combined statement of operations of Holdings is based on (i) the audited statement of operations of Royale for the year ended December 31, 2016, and the [unaudited pro forma condensed] ~~audited consolidated~~ statement of operations of Matrix for the year ended December 31, 2016[, assuming that the Sansinena Acquisition was completed on January 1, 2016,] and (ii) the unaudited statement of operations of Royale for the six months ended June 30, 2017 and the unaudited statement of operations of Matrix for the six months ended June 30, 2017.
Exhibit 8.1
4.
It is inappropriate to attempt to limit those who may rely upon the opinion. Please obtain and file a revised opinion that includes neither the statement that it is issued for your use only nor the statement which implies that investors may not rely upon it without your express written consent.  See Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm for guidance.

Response:  The Royale tax opinion, Exhibit 8.1 and Annex M, has been revised accordingly.
We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).

Very truly yours,

Strasburger & Price, LLP

/s/ Lee Polson

By:  Lee Polson

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